UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

BSI to purchase Banca Unione di Credito of Lugano from the Fiat Group

SIGNATURES

Joint Press Release BSI SA - FIAT Group

Lugano, June 14, 2006 - BSI to purchase Banca Unione di Credito of Lugano from the Fiat Group

The Fiat Group, through IHF - Internazionale Holding Fiat, and BSI SA, a Generali Group company, have today reached an agreement under which BSI will purchase 100% of the capital stock of Banca Unione di Credito (BUC) of Lugano. The value of the transaction, subject to the results of due diligence, is approximately 400 million Swiss francs, or about 260 million euros.

The agreement will require approval by regulatory and antitrust authorities.

BUC was founded in 1919 by Credito Italiano. It is a banking institution under Swiss law and has been a Fiat Group company since 1947. It is headquartered in Lugano with branches in Zurich and Geneva. It manages assets worth 4.6 billion Swiss francs and its stockholders’ equity is equal to 281 million Swiss francs (data as of December 31, 2005).

This transaction is consistent with the Fiat Group’s strategy of focusing on its core automotive business through the sale of non strategic assets. The sale of Banca Unione di Credito to the oldest bank of the Ticino Canton provides a guarantee that the process of renewal undertaken and the development of BUC will continue.

This transaction is part of BSI’s plan to increase its presence in the asset management business on the basis of the mission it was assigned by the Generali Group. This acquisition also confirms the expansion policy of the BSI Group, under which it recently acquired the Paris-based bank Ifabanque.

Thanks to this transaction, total assets of the new Institution will exceed 60 billion Swiss francs.

This transaction will enable BSI to consolidate its presence in the Ticino Canton and in the main financial centers of Switzerland, in particular Zurich and Geneva, thereby strengthening its position in its key market. As a result of this acquisition the bank’s stability, its growth opportunities and value-generation potential will further increase. Its customers will in turn benefit from the advantages deriving from significant economies of scale and the synergies obtained from greater skills and professionalism of its human resources.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney